Exhibit 99.1

ASX/Media Release

Immutep Advances IMP761 Manufacturing

SYDNEY, AUSTRALIA – 16 December 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce it has signed a Manufacturing Service Agreement (MSA) with Northway Biotech, an end-to-end biopharmaceutical contract development and manufacturing organisation (CDMO), to manufacture IMP761 ahead of clinical testing.

IMP761, Immutep’s preclinical candidate for autoimmune diseases is an immunosuppressive agonist antibody to LAG-3. It has now been tested in a Th1-driven autoimmune disease setting, oligoarticular juvenile idiopathic arthritis, as a proof of concept which has been published in the peer-reviewed Pediatric Journal in Oct 2021.1

Northway Biotech is a European specialist manufacturer of recombinant proteins and monoclonal antibodies, with manufacturing sites in Lithuania and the United States. Under the agreement, Northway has already started developing a GMP-compliant manufacturing process of IMP761 and will manufacture IMP761 in large scale bioreactors. The process is based on a pharmaceutical-grade, stable GS knockout CHO K1 cell line system that has been shown to produce product yields of IMP761 in small scale setup. The work is undertaken at Northway’s Vilnius, Lithuania facility with the potential to expand the agreement to include further process scale up and cover commercial supply in the future.

After completion of the required preclinical development, the material produced will be used for Immutep’s clinical trials of IMP761. Planning for further pre-clinical and clinical development is ongoing.

Commenting on the agreement, Marc Voigt said: “We are very excited to be partnering with Northway Biotech to develop a GMP manufacturing process for IMP761. As a targeted immunosuppressive antibody, IMP761 has the potential to address the root cause of autoimmune diseases by specifically silencing the autoimmune memory T cells accumulating at the disease site, known to express LAG-3. We are very pleased to be moving IMP761 towards clinical trials.”

Vladas Algirdas Bumelis, CEO of Northway Biotech said: “We have a long and successful history of developing processes to facilitate efficient and scalable production for new and promising products. Our team in Vilnius is looking forward to applying their world-class skills and state-of-the-art equipment to develop a manufacturing process including GMP manufacturing for Immutep’s IMP761.”

André Markmann, VP Business Development of Northway Biotech, added: “We are proud to be selected by Immutep as CDMO to support Immutep´s fight against autoimmune diseases which impair so many patients globally.”

[1]

Sag E, Demir S, Aspari M, Nielsen MA, Skejø C, Hvid M, Turhan E, Bilginer Y, Greisen S, Ozen S, Deleuran B. Juvenile idiopathic arthritis: lymphocyte activation gene-3 is a central immune receptor in children with oligoarticular subtypes. Pediatr Res. 2021 Oct;90(4):744-751. doi: 10.1038/s41390-021-01588-2.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

About IMP761

IMP761 is Immutep’s preclinical autoimmune product candidate. It is an immunosuppressive agonist antibody to LAG-3. Immutep reported encouraging preclinical results from its in vivo studies of IMP761 in early 2019, showing it decreases inflammatory T cell infiltration induced by intra-dermal injection of an antigen. As a targeted immunosuppressive antibody, IMP761 has the potential to address the root cause of autoimmune diseases by specifically silencing the autoimmune memory T cells accumulating at the disease site which express LAG-3 as an exhaustion marker after being repeatedly stimulated with dominant self-peptides at the disease site. These findings were published in the Journal of Immunology in January 2020.

About Northway Biotech

Northway Biotech is a leading contract development and manufacturing organisation (CDMO) supporting customers worldwide. Its highly experienced, professional team executes projects at any stage, from cell line construction and process development to cGMP manufacturing of biopharmaceutical products. The company’s wide-ranging expertise and vertically integrated service offering translate to the ability to rapidly execute multiple projects from its state-of-the-art GMP facilities while ensuring full process and product compliance at all stages of research, development and commercial manufacturing. Northway Biotech is a privately owned company founded in 2004 and located in Vilnius, Lithuania, London, United Kingdom, and in Waltham, MA, US.

Further information can be found on Northway’s website www.northwaybiotech.com or by contacting:

Vladas Algirdas Bumelis, Ph.D.

CEO, Executive Chairman of BoD & Advisory Board

vladas.bumelis@northwaybiotech.com

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889